UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___ to ___

Commission File No.: 0-22192

Performance Food Group Company
Employee Savings and Stock Ownership Plan

(Full title of the Plan)

PERFORMANCE FOOD GROUP COMPANY

(Name of the issuer of the securities held pursuant to the Plan)

12500 WEST CREEK PARKWAY
RICHMOND, VA 23238

(Address of principal executive office of the issuer)

Performance Food Group Company
Employee Savings and Stock Ownership Plan

Index to Financial Statements and Exhibits

Report of Independent Registered Public Accounting Firm

The Board of Directors
Performance Food Group Company
  Employee Savings and Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of the Performance Food Group Company Employee Savings and Stock Ownership Plan (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2003 and Schedule of Nonexempt Transactions – Year Ended December 31, 2003, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG, LLP

Richmond, Virginia
June 18, 2004

PERFORMANCE FOOD GROUP COMPANY
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003				2002
	Allocated	Unallocated	Participant-		Allocated	Unallocated	Participant-
	shares	shares	directed	Total	shares	shares	directed	Total
Assets
Cash and cash equivalents	$712	$	$3,512	$4,224	$—	$—	$30,511	$30,511
Investments (note 3):
Common stock of Performance Food Group Company, at fair value	67,778,710	—	2,893,600	70,672,310	56,900,847	12,330,280	5,298	69,236,425
Common collective trust funds, at fair value	—	—	48,116,410	48,116,410	—	—	34,293,043	34,293,043
Mutual funds, at fair value	—	—	42,586,093	42,586,093	—	—	21,437,486	21,437,486
Participant loans, at cost, which approximates fair value	—	—	3,774,022	3,774,022	—	—	2,239,726	2,239,726

Total investments	67,778,710	—	97,370,125	165,148,835	56,900,847	12,330,280	57,975,553	127,206,680
Receivables:
Employee contributions	—	—	199,594	199,594	—	—	401,360	401,360
Employer contributions	—	—	119,840	119,840	—	170,000	221,267	391,267
Loan payments	—	—	16,815	16,815	—	—	22,391	22,391

Total assets	67,779,422	—	97,709,886	165,489,308	56,900,847	12,500,280	58,651,082	128,052,209

Liabilities
Accrued interest payable	—	—	—	—	—	5,315	—	5,315
Note payable to bank (note 4)	—	—	—	—	—	698,683	—	698,683

Total liabilities	—	—	—	—	—	703,998	—	703,998

Net assets available for benefits	$67,779,422	$—	$97,709,886	$165,489,308	$56,900,847	$11,796,282	$58,651,082	$127,348,211

See accompanying notes to financial statements.

PERFORMANCE FOOD GROUP COMPANY
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

	2003
	Allocated	Unallocated	Participant-
	shares	shares	directed	Total
Additions to net assets attributed to:
Interest and dividend income	$162	$—	$494,125	$494,287
Net appreciation in fair value of investments (note 3)	3,613,346	1,016,350	9,689,092	14,318,788
Employee contributions			14,654,339	14,654,339
Employer contributions	—	541,903	8,057,134	8,599,037
Allocation of 363,038 shares of common stock of Performance Food Group Company, at fair value (note 4)	13,345,277	—	—	13,345,277
Rollovers and transfers from other plans			13,696,725	13,696,725

Total additions	16,958,785	1,558,253	46,591,415	65,108,453

Deductions from net assets attributed to:
Benefits paid to participants	6,080,210	—	7,191,080	13,271,290
Allocation of 363,083 shares of
common stock of Performance Food
Group Company, at fair value (note 4)	—	13,345,277	—	13,345,277
Interest expense	—	7,805	—	7,805
Fees and commissions	—	1,453	341,531	342,984

Total deductions	6,080,210	13,354,535	7,532,611	26,967,356

Net increase (decrease) in net assets available for benefits	10,878,575	(11,796,282)	39,058,804	38,141,097
Net assets available for benefits:
Beginning of year	56,900,847	11,796,282	58,651,082	127,348,211

End of year	$67,779,422	$—	$97,709,886	$165,489,308

See accompanying notes to financial statements.

PERFORMANCE FOOD GROUP COMPANY
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1)	Description of the Plan

The following description of the Performance Food Group Company Employee Savings and Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan consists of two components: a leveraged employee stock ownership plan (the ESOP component) and a defined contribution plan (the 401(k) component). Effective January 1, 2002, all employees who had completed 60 days of service became eligible to participate in the Plan. Entry dates into the Plan are January 1, April 1, July 1, and October 1 of each year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan’s investments are held in funds administered by Wachovia Bank, which acts as trustee for the 401(k) and as custodian for the ESOP. The Plan’s administrative committee acts as trustee for the ESOP. It is the responsibility of Wachovia to manage the assets of the 401(k) Plan in accordance with the terms of the trust agreement and to make distributions from the Plan as Performance Food Group Company (the Company) may direct in writing.

Costs of plan administration may be paid by the Plan; however, certain expenses have been paid by the Company. During 2003, the Company paid Plan administrative expenses of approximately $156,000.

(b)	Contributions

Participants may elect to contribute from 1% to 50% of their salaries to their 401(k) savings plan accounts through payroll deductions. Beginning January 1, 2002, participants who were 50 years or older were eligible to make an additional pretax contribution, known as a catch-up contribution, which is not subject to the statutory limitations applicable to regular employee contributions. The limit for catch-up contributions in 2003 was $2,000 per participant. In 2002, the Company matched 150% of the first 1% of participant contributions, 100% of the next 1% of participant contributions, and 50% of the next 2% of participant contributions, for a total match of 3.5%. In 2003, the Company matched 200% of the first 1% of participant contributions, 100% of the next 1% of participant contributions, and 50% of the next 1% of participant contributions, for a total match of 4%. In 2003, 50% of the first 1% of the Company’s contribution was made in common stock of the Company. In addition, the Company, at the discretion of the board of directors (the Board), may make additional contributions of cash or company stock to the Plan. In 2003, the Company made no discretionary contributions. Additionally, until the debt was repaid on September 30, 2003 (see note 4), the Company was required to make cash contributions sufficient to pay current installments of interest and principal on debt secured by the Company’s common stock held by the Plan.

Participants in the 401(k) component of the Plan currently have 11 investment options available to them with respect to how their participant and employer contributions are invested. The investment options include a money market fund, various types of mutual funds, and the Company’s common stock. Participants may direct their contributions to one or more of these investment options, with the exception that participants may not direct more than 25% of their contributions to the Company’s common stock investment option.

(Continued)

PERFORMANCE FOOD GROUP COMPANY
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(c)	Participant Accounts

Each participant’s account is credited with the participant’s salary reduction contribution, the Company’s matching contribution, and an allocation of the ESOP contribution. The ESOP contribution results from the release of stock from the suspense account and an allocation of Plan earnings and forfeitures of terminated participants’ unvested balances. Allocations are based on participant earnings. A suspense account was maintained for shares of the Company’s common stock not allocated to participants until released through repayments of debt secured by the shares. Forfeitures of unvested 401(k) balances are used to reduce future Company contributions for the 401(k) Plan. Forfeitures of unvested balances for the ESOP Plan are reallocated to participant accounts.

(d)	Vesting

Each participant is fully vested in his or her salary reduction contribution account, rollover account, if any, and prior plan employee account, if any.

Effective January 1, 2002, the Plan was amended to lower the number years of service for vesting. Vesting for the employer contribution account is as follows:

Vested
percentage
Years of service:
Less than 2 years	None
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years or more	100%

A year of service is credited on each anniversary of a participant’s employment.

(e)	Participant Loans

Participants may borrow from their accounts amounts not less than $1,000 and not exceeding the lesser of $50,000 or 50% of their vested account balances. Loans are repaid through payroll deductions over a period of one to five years; however, if the loan proceeds are used to acquire a principal residence of the participant, repayment terms can be extended to 10 years. Repayments of principal and interest are credited directly to the participant’s current investment election. The interest rate charged is set at the time of the loan, fixed for the duration of the loan and is based on the prime rate in effect the day the loan was made. Loan balances due upon termination are either paid in full or will be deducted from the participant’s total distribution from the Plan.

(Continued)

PERFORMANCE FOOD GROUP COMPANY
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(f)	Payment of Benefits

Upon termination of employment, retirement, disability, or death, participants are entitled to their vested interests in the Plan. Benefits may be paid in cash and/or whole shares of Company common stock in accordance with provisions of the Plan. A participant may elect to receive benefits as follows: (1) a lump-sum distribution or (2) other forms of settlement approved by the Board.

Any unvested interest in the 401(k) component of the Plan is forfeited upon a termination distribution of the participant’s account balance or after the participant reaches a five year period of severance from the Plan and is used to reduce future employer matching contributions. Forfeitures in 2003 were $868,293.

(g)	Related-Party Transactions

Certain Plan investments are shares of the Company’s common stock. Transactions in shares of the Company’s common stock under the 401(k) component of the Plan qualify as party-in-interest transactions. During 2003, the 401(k) component of the Plan made purchases of the Company’s common stock of $3,486,320 and sales of $719,760.

Certain Plan investments are shares of common collective trust funds and mutual funds managed by Wachovia. Wachovia is the trustee of the 401(k) as defined by the Plan, and therefore, transactions involving these investments qualify as party-in-interest transactions. Fees paid by the Plan for investment management services related to the mutual funds managed by Wachovia totaled $65,828 for the year ended December 31, 2003.

(h)	ESOP Diversification

ESOP diversification is offered to all participants who are 100% vested in their balance so that they may have the opportunity to move part of the value of their investment in Company common stock into investments which are more diversified. Participants who elect to diversify their ESOP balance receive proceeds deposited into their 401(k) account.

The Company has the right to apply the following age and service requirements below if it is deemed necessary under plan sponsor management. Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their ESOP account. ESOP diversification is offered to each eligible participant over a six-year period. In each of the first five years, a participant may diversify up to 25% of the number of post-1986 shares allocated to his or her ESOP account, less any shares previously diversified. In the sixth year, the percentage changes to 50%.

(i)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(Continued)

PERFORMANCE FOOD GROUP COMPANY
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Investments

The Plan’s investments are stated at fair value. Purchases and sales of investments are recorded on a trade-date basis. The cost of investments sold is based on average cost. Dividends are recorded on the ex-dividend date.

The Plan’s investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. In addition, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

(c)	Fair Value of Financial Instruments

The fair values of the common stock, common collective trust funds, and mutual funds are determined by Wachovia and are based upon quoted market values. Participant loans are recorded at cost, which approximates fair value. The carrying value of the Plan’s note payable to bank approximated fair value due to the variable nature of the interest rate charged on the borrowing.

(d)	Payment of Benefits

Benefits are recorded when paid.

(e)	Use of Estimates

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(f)	Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

(Continued)

PERFORMANCE FOOD GROUP COMPANY
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(3)	Investments

The fair value of the following investments owned at December 31, 2003 and 2002 represented 5% or more of the Plan’s net assets available for benefits:

	2003	2002
Common stock of Performance Food Group Company, 1,953,893 shares and 2,038,608 shares, respectively	$70,672,310	$69,236,425
Mutual funds:
Stable Portfolio Group Trust, 605,843 and 454,808 units, respectively	41,205,829	30,121,557
Janus Fund, 344,541 units	—	6,139,720
Vanguard Wellington Fund, 315,901 units	9,101,112	—
Growth FD American, 383,727 units	9,416,657	—

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value for the year ended December 31, 2003 as follows:

2003
Common stock of Performance Food Group Company	$4,629,696
Common collective trust funds	2,391,965
7,297,127
Mutual funds	7,297,127

$14,318,788

(4)	Note Payable to Bank

In 1988, the Plan borrowed funds (the ESOP Loan) from a bank to purchase shares of the Company’s common stock. The ESOP Loan totaled $6,700,000 and was repaid by the Company over 15 years in quarterly installments of $170,000, which included interest based on LIBOR plus a spread over LIBOR.

The ESOP Loan was guaranteed by the Company and was originally collateralized by 3,642,796 shares of the Company’s common stock. As the principal of the debt was reduced by loan repayments, a proportionate number of shares were released from the suspense account and allocated to the participant accounts. During the year ended December 31, 2003, 363,038 shares of the Company’s common stock were released from the suspense account. On September 30, 2003, the ESOP Loan was paid in full and all remaining shares were allocated to the Plan. Forfeitures will continue to be allocated to current participants of the Plan. No new participants in the ESOP component of the Plan will be added after December 31, 2003.

(5)	Federal Income Taxes

The Internal Revenue Service has previously determined and informed the Company by a letter dated September 9, 2002 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been restated for the series of tax law changes collectively referred to as GUST. The Company believes the Plan has operated in accordance with the applicable requirements of the Internal Revenue Code and is consistent with the provisions of the Plan document.

(Continued)

PERFORMANCE FOOD GROUP COMPANY
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(6)	Nonexempt Transactions

There was an unintentional delay by the Company in submitting 2003 employee contributions in the amount of $3,299,790 to the trustee. During the current year, the Department of Labor (DOL) audited the timing of employee contributions for the plan years ended 2000 – 2003 and concluded that certain contributions were delinquent. As a result of the DOL’s findings, the Company calculated and contributed lost earnings in 2004 to the accounts of the affected participants.

Schedule 1

PERFORMANCE FOOD GROUP COMPANY
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issue,	Description of investment,
borrower, lessor,	including maturity date, rate of interest,	Current
or similar party	collateral, par, or maturity value	value
Common stock:
* Performance Food
Group Company	Common stock (ESOP Component), 1,873,893 shares,
	cost $3,566,839	$67,778,710
* Performance Food	Common stock (401(k) Component), 80,000 shares,
Group Company	cost $2,816,323	2,893,600

		70,672,310
Common collective trust funds:
* Wachovia	Stable Portfolio Group Trust, 605,843 units	41,205,829
* Wachovia	Enhanced Stock Market Fund of Wachovia,
	96,500 units	6,910,581

		48,116,410
Mutual funds:
Vanguard	Vanguard Wellington Fund, 315,901 units	9,101,112
Davis	Davis NY Venture Fund (A shares), 208,504 units	5,738,037
Fidelity	Fidelity Advisor Series VIII Diversified, 160,957 units	2,544,725
* Evergreen	Evergreen Short Duration Income Fund (Y shares),
	381,466 units	4,878,985
AIM	AIM Mid Cap Care Equity, 217,516 units	5,855,523
Pimco	Pimco Small Cap Value, 65,657 units	1,645,373
American	Growth FD American, 383,727 units	9,416,657
Columbia	Columbia Acorn TR, 150,961 units	3,405,681

		42,586,093
* Participant loans	Participant notes, 5.00% to 10.75% due within five years
	of inception	3,774,022

		$165,148,835

* Party-in-interest

See accompanying report of independent registered public accounting firm.

Schedule 2

PERFORMANCE FOOD GROUP COMPANY
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

Schedule of Nonexempt Transactions

Year ended December 31, 2003

Description of
transactions,
		including maturity				Expenses
	Relationship to	date, rate of				incurred		Current	Net gain
	plan, employer,	interest, collateral,				in connection	Cost	value	or (loss)
Identity of	or other	par, or maturity	Purchase	Selling	Lease	with the	of	of	on each
party involved	party-in-interest	value	price	price	rental	transaction	asset	asset	transaction
* Performance Food	Plan sponsor	Employee contributions
Group Company		not remitted to the
		Plan timely	$3,299,790 (1)				$3,299,790	$3,299,790

(1) Total amount of contributions withheld from employees, but not remitted timely by the plan sponsor

* Party-in-interest

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Committee of the Performance Food Group Company Employee Savings and Stock Ownership Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2004

By:
PLAN COMMITTEE FOR THE PERFORMANCE FOOD GROUP COMPANY EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

By:
/s/ John D. Austin

John D. Austin

/s/ Nathan P. Duet

Nathan P. Duet

/s/ Jeffery W. Fender

Jeffery W. Fender